# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rubico Inc., CIK 0001943421
CUSIP: Y1250N107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 20 Iouliou Kaisara Str, Athens, Greece (J3), 106 71
Date of event which requires filing of this statement: 08/01/2025
Filed by CIK 0001786648
Persons authorized to receive notices and communications: Andreas Louka, 11 Kanari Street, Athens, Greece (J3), 106 71, 011(30)2103640030

## Reporting persons
- Family Trading Inc. (CIK 0001786648): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,465,359; sole dispositive power 0; shared dispositive power 1,465,359; aggregate amount beneficially owned 1,465,359 (46.8% of the class)
- 3 Sororibus Trust: type of reporting person: other (OO); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,465,359; sole dispositive power 0; shared dispositive power 1,465,359; aggregate amount beneficially owned 1,465,359 (46.8% of the class)
- Evangelos J. Pistiolis: type of reporting person: other (OO); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 220,564; shared voting power 0; sole dispositive power 220,564; shared dispositive power 0; aggregate amount beneficially owned 220,564 (7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Rubico Inc.
Address of issuer's principal executive offices: 20 Iouliou Kaisara Str, Athens, Greece (J3), 106 71

## Item 2. Identity and Background
Name of person filing:
The business address of 3 Sororibus Trust (the "Trust") is 31 Kitiou Kyprianou, 3036 Limassol, Cyprus. The Trust is an irrevocable trust established under the laws of Cyprus for the benefit of certain family members of Mr. Evangelos J. Pistiolis. Assonance Limited, a Cypriot private company limited by shares, is the trustee (the "Trustee") of the Trust. The Trust is the sole shareholder of Family Trading Inc. ("Family Trading").

Family Trading is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company. Andreas Louka is the President, Treasurer and Director of Family Trading and Stylianos Giamanis is the Vice President and Secretary of Family Trading. Mr. Louka is a citizen of Cyprus and Mr. Giamanis is a citizen of Greece.

The business address of Mr. Evangelos J. Pistiolis is 20 Iouliou Kaisara Str, 19002 Paiania, Greece and his present principal occupation is as President, Chief Executive Officer and Director of Top Ships Inc. ("Top Ships"). Mr. Evangelos J. Pistiolis is a Greek citizen.
Residence or business address:
The business address of 3 Sororibus Trust (the "Trust") is 31 Kitiou Kyprianou, 3036 Limassol, Cyprus. The Trust is an irrevocable trust established under the laws of Cyprus for the benefit of certain family members of Mr. Evangelos J. Pistiolis. Assonance Limited, a Cypriot private company limited by shares, is the trustee (the "Trustee") of the Trust. The Trust is the sole shareholder of Family Trading Inc. ("Family Trading").

Family Trading is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company. Andreas Louka is the President, Treasurer and Director of Family Trading and Stylianos Giamanis is the Vice President and Secretary of Family Trading. Mr. Louka is a citizen of Cyprus and Mr. Giamanis is a citizen of Greece.

The business address of Mr. Evangelos J. Pistiolis is 20 Iouliou Kaisara Str, 19002 Paiania, Greece and his present principal occupation is as President, Chief Executive Officer and Director of Top Ships Inc. ("Top Ships"). Mr. Evangelos J. Pistiolis is a Greek citizen.
Present principal occupation or employment:
The business address of 3 Sororibus Trust (the "Trust") is 31 Kitiou Kyprianou, 3036 Limassol, Cyprus. The Trust is an irrevocable trust established under the laws of Cyprus for the benefit of certain family members of Mr. Evangelos J. Pistiolis. Assonance Limited, a Cypriot private company limited by shares, is the trustee (the "Trustee") of the Trust. The Trust is the sole shareholder of Family Trading Inc. ("Family Trading").

Family Trading is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company. Andreas Louka is the President, Treasurer and Director of Family Trading and Stylianos Giamanis is the Vice President and Secretary of Family Trading. Mr. Louka is a citizen of Cyprus and Mr. Giamanis is a citizen of Greece.

The business address of Mr. Evangelos J. Pistiolis is 20 Iouliou Kaisara Str, 19002 Paiania, Greece and his present principal occupation is as President, Chief Executive Officer and Director of Top Ships Inc. ("Top Ships"). Mr. Evangelos J. Pistiolis is a Greek citizen.
Criminal convictions in the last five years: To the best of Mr. Evangelos J. Pistiolis's, Family Trading's and 3 Sororibus Trust's (collectively, the "Reporting Persons") knowledge, none of the persons listed in Item 2, including the Trustee, have, during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Civil proceedings (securities laws) in the last five years: To the best of Mr. Evangelos J. Pistiolis's, Family Trading's and 3 Sororibus Trust's (collectively, the "Reporting Persons") knowledge, none of the persons listed in Item 2, including the Trustee, have, during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship:
The business address of 3 Sororibus Trust (the "Trust") is 31 Kitiou Kyprianou, 3036 Limassol, Cyprus. The Trust is an irrevocable trust established under the laws of Cyprus for the benefit of certain family members of Mr. Evangelos J. Pistiolis. Assonance Limited, a Cypriot private company limited by shares, is the trustee (the "Trustee") of the Trust. The Trust is the sole shareholder of Family Trading Inc. ("Family Trading").

Family Trading is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company. Andreas Louka is the President, Treasurer and Director of Family Trading and Stylianos Giamanis is the Vice President and Secretary of Family Trading. Mr. Louka is a citizen of Cyprus and Mr. Giamanis is a citizen of Greece.

The business address of Mr. Evangelos J. Pistiolis is 20 Iouliou Kaisara Str, 19002 Paiania, Greece and his present principal occupation is as President, Chief Executive Officer and Director of Top Ships Inc. ("Top Ships"). Mr. Evangelos J. Pistiolis is a Greek citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Beneficial ownership of the shares of common stock, par value $0.01 per share (the "Common Shares"), by the Reporting Persons was acquired as a result of a spin-off distribution effected on August 1, 2025 (the "Spin-Off Distribution") of all of the Common Shares of Rubico Inc., a corporation incorporated in the Marshall Islands (the "Issuer"), held by Top Ships to securityholders of Top Ships. No consideration was paid by securityholders of Top Ships in connection with the Spin-Off Distribution.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 3 above is hereby incorporated herein by reference. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Issuer's Board of Directors, price levels of the Issuer's securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
According to information received from the Issuer, as of August 7, 2025, there were 3,132,337 Common Shares issued and outstanding.

Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Family Trading may be deemed to beneficially own 1,465,359 Common Shares, representing approximately 46.8% of the outstanding Common Shares. Family Trading has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 1,465,359 Common Shares. Family Trading has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 1,465,359 Common Shares.

The Trust may be deemed to beneficially own 1,465,359 Common Shares, representing approximately 46.8% of the outstanding Common Shares. The Trust has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 1,465,359 Common Shares. The Trust has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 1,465,359 Common Shares.

Voting and disposition of the Common Shares held by the Trust requires the approval of the Trustee of the Trust.

Mr. Evangelos J. Pistiolis may be deemed to beneficially own 220,564 Common Shares, representing approximately 7.0% of the outstanding Common Shares. Mr. Evangelos J. Pistiolis has the sole power to vote or direct the vote of 220,564 Common Shares and the shared power to vote or direct the vote of 0 Common Shares. Mr. Evangelos J. Pistiolis has the sole power to dispose or direct the disposition of 220,564 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.

Except as described above, to the best knowledge of the Reporting Persons, no other Common Shares are beneficially owned by the persons named in response to Item 2.

If the Reporting Persons were deemed to have formed a Section 13(d) group, such group would be deemed to beneficially own an aggregate of 1,685,923 Common Shares for the purpose of Rule 13d-3 under the Act, which would constitute approximately 53.8% of the issued and outstanding Common Shares and represent approximately 53.8% of the total voting power of the issued and outstanding Common Shares as of August 7, 2025. In no case do any of the Reporting Persons have or share voting or investment power with respect to the entirety of that number of Common Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent they directly hold Common Shares, reported on this Schedule 13D) is the beneficial owner of Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Schedule 13D is filed constitute a "group."
Number of shares as to which each person has sole or shared power to vote or dispose:
According to information received from the Issuer, as of August 7, 2025, there were 3,132,337 Common Shares issued and outstanding.

Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Family Trading may be deemed to beneficially own 1,465,359 Common Shares, representing approximately 46.8% of the outstanding Common Shares. Family Trading has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 1,465,359 Common Shares. Family Trading has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 1,465,359 Common Shares.

The Trust may be deemed to beneficially own 1,465,359 Common Shares, representing approximately 46.8% of the outstanding Common Shares. The Trust has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 1,465,359 Common Shares. The Trust has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 1,465,359 Common Shares.

Voting and disposition of the Common Shares held by the Trust requires the approval of the Trustee of the Trust.

Mr. Evangelos J. Pistiolis may be deemed to beneficially own 220,564 Common Shares, representing approximately 7.0% of the outstanding Common Shares. Mr. Evangelos J. Pistiolis has the sole power to vote or direct the vote of 220,564 Common Shares and the shared power to vote or direct the vote of 0 Common Shares. Mr. Evangelos J. Pistiolis has the sole power to dispose or direct the disposition of 220,564 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.

Except as described above, to the best knowledge of the Reporting Persons, no other Common Shares are beneficially owned by the persons named in response to Item 2.

If the Reporting Persons were deemed to have formed a Section 13(d) group, such group would be deemed to beneficially own an aggregate of 1,685,923 Common Shares for the purpose of Rule 13d-3 under the Act, which would constitute approximately 53.8% of the issued and outstanding Common Shares and represent approximately 53.8% of the total voting power of the issued and outstanding Common Shares as of August 7, 2025. In no case do any of the Reporting Persons have or share voting or investment power with respect to the entirety of that number of Common Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent they directly hold Common Shares, reported on this Schedule 13D) is the beneficial owner of Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Schedule 13D is filed constitute a "group."
Transactions in the class effected during the past sixty days: Except for those transactions described herein (see Item 3), to the best knowledge of the Reporting Persons, no other transactions in the Common Shares were effected by the persons named in response to Item 2 during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Series D Preferred Stock

In connection with the Spin-Off Distribution, Tankers Family Inc., a corporation all of whose outstanding common shares are owned by the Lax Trust, an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis, received 100,000 shares of Series D Preferred Stock of the Issuer ("Series D Preferred Stock"). One share of Series D Preferred Stock has the voting power of 1,000 Common Shares. In order to satisfy the minimum percentage of voting of Mr. Evangelos J. Pistiolis contained in certain minimum voting percentage covenants of the Issuer's current and future financing agreements, the voting rights per share of Series D Preferred Shares are adjusted such that during the term of any facility containing such a minimum voting percentage covenant, the combined voting power controlled by Mr. Evangelos J. Pistiolis or any related parties affiliated with Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of our total voting power, irrespective of any new common or preferred stock issuances. Both the number of the Series D Preferred Shares and the votes per Series D Preferred Share are not adjusted in case of splits, subdivisions, reverse stock splits or combinations of the Issuer's outstanding Common Shares. Shares of the Series D Preferred Stock are not convertible into Common Shares and have no dividend or other economic rights. The foregoing description of the Series D Preferred Stock is subject to and qualified in its entirety by reference to the Statement of Designations of the Series D Preferred Stock, which is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Joint Filing Undertaking.

Exhibit B Form of Statement of Designation of the Series D Preferred Shares of the Issuer (incorporated by reference to Exhibit 2.3 of the Registration Statement on Form 20-F previously filed with the Securities and Exchange Commission by Rubico Inc. on June 4, 2025).

## Signatures
- Family Trading Inc.: /s/ Andreas Louka, Andreas Louka / President / Treasurer / Director (08/08/2025)
- 3 Sororibus Trust: /s/ Alexandros Economou, Alexandros Economou / Sole Director (08/08/2025)
- Evangelos J. Pistiolis: /s/ Evangelos J. Pistiolis, Evangelos J. Pistiolis (08/08/2025)